SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

    Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at February 18, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 18, 2004

* Print the name and title of the signing officer under his signature.

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  Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ AND ANGLO PLATINUM BEGIN MAJOR DRILLING
PROGRAM ON DRENTHE DEPOSIT

February 18, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture-ARQ; OTC.BB-ARQRF) is pleased to announce that a 16,000-metre drilling program has commenced at the Drenthe platinum group metals ("PGM"), gold and nickel deposit, located 250 kilometres north of Johannesburg, South Africa. The Drenthe deposit occurs on the Northern Limb of the Bushveld Complex, about 13 kilometres north of Anglo American Platinum Corporation Limited's ("Anglo Platinum") Sandsloot open pit mine that produces over 350,000 ounces of PGM and gold annually.

The drilling program is being carried out under a Joint Venture agreement with Anglo Platinum, and will be focused in two areas. On the Drenthe farm, 30 holes comprising approximately 6,000 metres of infill and step out drilling are planned with the objective of increasing the drill density and confidence in the known resource area to advance the deposit through the engineering and development stages. A series of vertical drill holes are planned between existing holes and in areas of lower hole densities along lines spaced 100 metres apart. The currently outlined Drenthe resource is also open to the north, west and south. A preliminary assessment by RSG Global indicates that an economically robust open pit mine could be developed based on the known inferred resources on the Drenthe farm (see Anooraq January 21, 2004 News Release).

The program will also test the extension of the Drenthe deposit onto the northern portion of the Overysel farm, which is adjacent to the south of the Drenthe farm. The Overysel ground adds a contiguous 2.8 kilometres of strike length of the prospective stratigraphy to the known 2.1 kilometres extent of the deposit. Recently compiled results from previous drilling on Overysel indicate that there is excellent potential to expand the Drenthe resource in this area. Fifty-six holes, comprising approximately 10,000 metres, are planned for the Overysel farm. Utilizing two drills, the program at Overysel is designed to systematically step out from the known Drenthe resource on lines spaced at 100-metre intervals to the south.

The goal of the Anooraq-Anglo Platinum JV is to explore and develop a large-scale, open pit PGM deposit, potentially utilizing Anglo Platinum's nearby milling and smelting facilities that could provide substantial capital cost advantages to a new mining project. The program will also involve collection of geotechnical and engineering data to address parameters such as rock strength, mineralogy and metallurgical characteristics. Based on this work, new resource estimates can be completed and mine planning commenced.

Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. The procedure for the Drenthe drilling program is as follows: core samples will be sent to the Set Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then an 180 gram pulp from each sample will be shipped to Acme Analytical Laboratories (an ISO 9001:2001 accredited laboratory) in Vancouver, British Columbia for analysis. Samples will be analysed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. All samples returning values of greater than 1000 ppb combined Pt, Pd, and Au will be re-analysed for nickel and copper using a four acid total digestion ICP procedure. A stringent quality assurance program is in place with standards and duplicate samples making up 10% of the samples processed.

Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the Drenthe drilling program. For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America call 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.